EXHIBIT 10.1

DEVELOPMENT AND LICENSE AGREEMENT
This Development and License Agreement (this “Agreement”), dated as of August 4, 2017 (the “Effective Date”), is by and between ActiveSite Pharmaceuticals, Inc., a Delaware corporation with its principal office located at 187 Magellan Avenue, San Francisco, California 94116 (“ActiveSite”), and AntriaBio, Inc., a Delaware corporation with its principal office located at 1450 Infinite Drive, Louisville, CO 80027 (“AntriaBio”), each a “Party” and collectively “Parties”.
RECITALS
WHEREAS, ActiveSite owns certain patents and know how and wishes to obtain a development and commercialization partner for its Plasma Kallikrein Inhibitor program (“PKI Program”);
WHEREAS, ActiveSite desires to grant to AntriaBio a license to practice and use such patents and know how pursuant to the terms and conditions of this Agreement;
WHEREAS, AntriaBio wishes to partner with ActiveSite on its PKI Program, and therefore desires to receive a license to such rights from ActiveSite pursuant to the terms and conditions of this Agreement; and
WHEREAS, ActiveSite and AntriaBio are, on the Effective Date, also entering into a Consulting Agreement covering additional services to be performed by ActiveSite relating to the rights granted herein (“Consulting Agreement”).
NOW, THEREFORE, in consideration of the premises, the respective covenants and commitments of ActiveSite and AntriaBio set forth in this Agreement and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto expressly agree as follows:
1.   Scope
1.1          ActiveSite wishes to obtain a development and commercialization partner for its PKI Program that will:
(a)          develop and maximize the commercial potential of Licensed Products, as described herein;
(b)          be responsible for funding, strategy, and execution of clinical development, regulatory filings, manufacturing, marketing, and sales of Licensed Products; and
(c)          to the extent compatible with AntriaBio's current or potential future corporate strategy, explore and develop additional indications for the PKI Program that are supplied by ActiveSite or third party research through proof-of-principle or clinical proof of concept in order to determine whether further development has a positive return on investment.

1.2          AntriaBio wishes to partner with ActiveSite on its PKI Program and has the desire to develop, file, manufacture, market and sell such Licensed Products for diabetic macular edema (“DME”) and other human therapeutic indications, as set forth herein.
2.   Definitions
      The following terms shall have the meanings set forth next to them when used in this Agreement:
2.1          “ActiveSite Group” means ActiveSite, its Affiliates and/or their respective employees, agents and Third Party independent contractors.
2.2          “ActiveSite Improvements” is defined in Section 3.2(b).
2.3          “Affiliate” shall mean any entity in which a Party to this Agreement directly or indirectly owns or controls, or is owned or controlled by, at least fifty percent (50%) of the equity or other interests of the entity.
2.4          “AntriaBio Group” means AntriaBio, its Affiliates and/or their respective employees, agents and Third Party independent contractors.
2.5          “AntriaBio Improvements” is defined in Section 3.2(c).
2.6          “Claim” means any claim, action, demand, inquiry or investigation.
2.7          “Commercialize” or “Commercialization” means to manufacture for sale, market, promote, distribute, or sell.
2.8          “Compound” is defined in Section 4.2(a).
2.9          “Control” or “Controlled” means, with respect to any Know How, patent, material or other tangible or intangible intellectual property, the right (whether by ownership or license, other than licenses granted pursuant to this Agreement) of a Party to grant to the other Party access to, ownership of, or a license or sublicense under, such Know How, patent, material or other intellectual property, in each case as provided under this Agreement and without violating the terms of any agreement or other arrangement with any Third Party.
2.10        “Diligent Efforts” means, with respect to the Development or Commercialization of a Licensed Product in the Field, or prosecution of Licensed Patent rights, that level of effort and resources as a similarly situated biopharmaceutical company would use to Develop or Commercialize or prosecute patents, in each case with respect to its own internally discovered products of similar commercial potential at a similar stage in its lifecycle, in each case taking into account issues of safety and efficacy, Licensed Product profile, the proprietary position, the then current competitive environment for such Licensed Product, validity of patents, infringement claims, and the likely timing of such Licensed Product’s entry into the market, the regulatory environment and status of such Licensed Product, and other relevant scientific, technical and commercial factors.

2.11        “Develop” or “Development” means to conduct any and all preclinical and clinical research and development activities (including related manufacturing activities, studies and clinical trials) necessary to obtain Regulatory Approval.
2.12        “Field” means the diagnosis, treatment, prevention or amelioration of human and animal diseases.
2.13        “First Commercial Sale” means sale of a Licensed Product in the Field, after obtaining Regulatory Approval to market such Licensed Product, for value.
2.14        “Improvements” means any and all improvements or developments in connection with any of the subject matter claimed in the Licensed Patents including which relate to, or are necessary or useful to Develop, make, have made, Commercialize, use, sell, offer for sale, have sold, import, export and otherwise exploit Licensed Products in the Field (including submitting for Regulatory Approval).
2.15        “Joint Improvements” is defined in Section 3.2(d).
2.16        “JSC” means the joint steering committee as further defined in Section 5.1.
2.17        “Know How” means any and all proprietary information and materials (whether patentable or not) including, without limitation, (a) discoveries, inventions, improvements, or technology, (b) pharmaceutical, chemical and biological materials, products, components or compositions, (c) methods, procedures, formulas, processes, tests, assays, techniques, regulatory requirements and strategies, (d) biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical, safety, manufacturing and quality control data and information related thereto, (e) technical and non-technical data and other information related to the foregoing, and (f) drawings, plans, designs, diagrams, sketches, specifications or other documents containing or relating to such information or materials.
2.18        “Law” means any domestic or foreign federal, state, provincial or local statute, law (including common law), ordinance, regulation, rule, code or governmental order, or any other requirement or rule of law.
2.19        “Licensed Know How” means all Know How Controlled by ActiveSite or its Affiliates as of the Effective Date which relate to, or are necessary or useful to Develop, make, have made, Commercialize, use, sell, offer for sale, have sold, import, export and otherwise exploit Licensed Products in the Field (including submitting for Regulatory Approval).  For clarity, Licensed Know How includes ActiveSite Improvements and ActiveSite’s interest in Joint Improvements.
2.20        “Licensed Intellectual Property” means the Licensed Patents and Licensed Know How.
2.21        “Licensed Patents” means (a) the patent applications and patents listed in Exhibit A, the patents issued from such applications and patent applications and patents for ActiveSite Improvements and Joint Improvements, (b) all continuations, continuations-in-part, substitutions and divisionals of the foregoing, and (c) all reissues, reexaminations, extensions and foreign counterparts of the foregoing.
2.22        “Licensed Product” means any compound, composition or other product that (a) contains, consists of, employs, or is used or produced by the practice of, any invention(s) defined in at least one Valid Claim within a Licensed Patent or (b) utilizes, or is produced with the use of, Licensed Know How (including ActiveSite Improvements or Joint Improvements if applicable under Section 3.2).
2.23        “Losses” means all losses, expenses, damages, liabilities, fines, penalties, assessments, judgments, settlements, costs and expenses (including reasonable external and internal attorneys’ fees and court costs).
2.24        “Major Market Country” means Germany, France, Italy, Spain, the United Kingdom or Japan.
2.25        “Net Sales” means, with respect to the sale of Licensed Products in a given period of time, gross amounts invoiced by AntriaBio or its Affiliates and its sublicensees for such sales in such period, less the following deductions from such gross amounts that are actually incurred, allowed, paid, accrued or specifically allocated in connection with such sales:
(a)          credits or allowances actually granted for damaged goods, returns or rejections, price adjustments and billing errors;
(b)          governmental and other rebates (or equivalents thereof) granted to managed health care organizations, pharmacy benefit managers (or equivalents thereof), federal, state/provincial, local and other governments, their agencies and purchasers and reimbursers or to trade customers;
(c)          normal and customary trade, cash and quantity discounts, allowances and credits actually allowed or paid;
(d)          transportation costs, including insurance, for outbound freight related to delivery to the extent included in the gross amount invoiced; and
(e)          sales taxes, VAT taxes and other taxes directly linked to the sales to the extent included in the gross amount invoiced.
Licensed Products shall be considered “sold” when billed out or invoiced.  For (a) a product that contains at least one Licensed Product and at least one additional active ingredient that is not a Licensed Product or (b) a product consisting of one or more separate drugs, devices, tests, kits or biological products and sold together with a Licensed Product for a single sales price (each, a “Combination Product”), “Net Sales” shall only be calculated using the revenues for the Licensed Product itself, not on any other components, systems, or other products with which the Licensed Product may be sold or transferred.  For purposes of determining Net Sales under this Agreement, such Combination Product revenues attributable to the Licensed Product shall be determined based on the fair market value of the Licensed Product regardless of any arrangement between AntriaBio and any Third Party or AntriaBio’s internal accounting methodology.

2.26        “Person” means an individual, partnership, corporation, joint stock company, estate, trust (including a business trust), limited liability company, unincorporated association, joint venture or other entity or a regulatory authority.
2.27        “Regulatory Approval” means all registrations, approvals (including labeling, pricing, or reimbursement approvals), licenses (including Licensed Product and/or establishment licenses) and authorizations required for the marketing, importation, exportation, transport, storage, manufacture, commercial use and sale of a Licensed Product in a country or jurisdiction.
2.28        “Regulatory Authority” means any governmental agency or authority responsible for granting Regulatory Approvals for a Licensed Product.
2.29        “Regulatory Filing” means, with respect to a Licensed Product, any submission to a Regulatory Authority of any appropriate regulatory application, including any investigational new drug application filed with the FDA for authorization for the investigation of a Licensed Product or foreign equivalent thereof; new drug application or biologic license application or foreign equivalent thereof; submission to a regulatory advisory board; marketing authorization application; and any supplement or amendment to any of the foregoing.
2.30        “Sublicense Revenue” shall mean all cash, sublicensing fees, option fees, maintenance fees, milestone payments, other lump sum payments and all other payments (including equity instruments and/or securities but only the cash equivalent when capable of being monetized through sale or otherwise) paid or otherwise transferred to AntriaBio or its Affiliates by each sublicensee of AntriaBio or its Affiliates in consideration for a sublicense to any rights under this Agreement, excluding royalties.  For the purposes of clarity, Sublicense Revenue represents all additional forms of consideration paid by sublicensee to AntriaBio or its Affiliates, but excluding (a) where AntriaBio manufactures the Licensed Products for a sublicensee, the  cost of goods sold plus ten percent (10%)  for such Licensed Products as determined in compliance with United States Generally Accepted Accounting Principles applied on a consistent basis and (b) fair market value paid to AntriaBio by a sublicensee for intellectual property unrelated to the Licensed Products and for the fair market value of development and other services performed for, or other products sold to, sublicensees.
2.31        “Term” is defined in Section 10.1.
2.32        “Third Party” means any Person other than AntriaBio or ActiveSite or an Affiliate of either.
2.33        “Valid Claim” means a claim of an issued and unexpired patent within the Licensed Patents which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal and that is not admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.
3.            License Rights
3.1          License. ActiveSite hereby grants to AntriaBio an exclusive (even as to ActiveSite except as set forth in Section 3.1(c)), transferable as set forth in Section 11.9,

worldwide, sublicensable (subject to Section 3.1(b)), right and license, under the Licensed Intellectual Property, to Develop, make, have made, Commercialize, use, sell, offer for sale, have sold, import, export and otherwise exploit Licensed Products in the Field.  Without limiting the foregoing, the foregoing license includes:
(a)          Any use or purpose in the Field, including without limitation, the diagnosis, treatment, amelioration and/or prevention of any human or animal disease, disorder or condition; and
(b)          The unrestricted right to grant sublicenses subordinate to the terms of this Agreement.  AntriaBio shall notify ActiveSite of each such sublicense, provide a copy of such sublicense upon request (with no redactions with respect to any payment obligations that, when paid, would be within the scope of Sublicense Revenue), and will use reasonable efforts to enforce the sublicense(s) against any such sublicensee. AntriaBio shall have the unrestricted right to subcontract any of its obligations hereunder which do not require sublicenses.
(c)          At all times during the Term and thereafter, ActiveSite retains the right (but not the obligation) under the Licensed Intellectual Property to conduct research, including related to Licensed Products in the Field, in accordance with Section 3.2(a).
3.2          Improvements.
(a)          All research by the Parties related to the Licensed Intellectual Property or any Licensed Products shall be conducted under the oversight of the JSC, in accordance with Section 5.1; provided, however, that after the JSC is dissolved, each Party shall in good faith coordinate with, and on at least a quarterly basis disclose to, the other Party all such research during the Term.  For purposes of such research, the Parties intend this Agreement to be deemed a “joint research agreement” as defined in 35 U.S.C. § 100(h), including for purposes of 35 U.S.C. §102(c).
(b)          ActiveSite shall promptly disclose, in writing, to AntriaBio all Improvements authored, developed, conceived or reduced to practice by ActiveSite pursuant to its retained rights under Section 3.1(c) of this Agreement but outside of the Consulting Agreement (collectively, “ActiveSite Improvements”); provided, however, that except as set forth in the Consulting Agreement, ActiveSite shall have no obligation hereunder to create any Improvements.  ActiveSite shall own all right title and interest in and to ActiveSite Improvements, subject to the license set forth herein. The rights set forth in Section 3.1 shall be automatically deemed to include an exclusive license under all of the ActiveSite Improvements unless AntriaBio delivers to ActiveSite written notice, following the foregoing disclosure, stating that it does not desire a license to the ActiveSite Improvements.
(c)          AntriaBio shall own all right title and interest in and to all Improvements authored, developed, conceived or reduced to practice during the Term of and pursuant to the rights granted to it under Section 3.1 of this Agreement solely by or for AntriaBio (alone, with a third person or with ActiveSite in connection with its services under the Consulting Agreement) (collectively, “AntriaBio Improvements”).

(d)          Any Improvements made by or on behalf of both Parties under this Agreement (and not the Consulting Agreement) (“Joint Improvements”) shall be jointly owned, provided that ActiveSite’s interest in such Joint Improvements shall, without any additional compensation,  automatically be deemed to be Licensed Intellectual Property .
3.3          No Other Licenses.  Neither Party grants to the other Party under this Agreement any rights or licenses in or to any intellectual property, whether by implication, estoppel, or otherwise, other than the license rights that are expressly granted under Section 3.1 of this Agreement.
3.4          Clarification on Limits on ActiveSite. Without limiting the license rights in Section 3.1 and 3.2(a), ActiveSite shall not assign, transfer or otherwise dispose of the Licensed Intellectual Property or ActiveSite Improvements except as part of an assignment of the entire Agreement pursuant to Section 11.9.
3.5          Section 365(n) of the Bankruptcy Code.  All rights and licenses granted under or pursuant to any section of this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code.  Each Party shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code or equivalent legislation in any other jurisdiction.
3.6          Delivery Obligations of ActiveSite.  ActiveSite shall disclose, in writing within forty-five (45) days after the Effective Date and to the extent not previously disclosed, to AntriaBio the Licensed Know How described on Exhibit B.
4.            License Fees and Payment
4.1          Upfront Payment.  Within five (5) days of the date each Party has executed this Agreement and delivered such executed Agreement to the other Party, AntriaBio shall pay ActiveSite a non-refundable and non-creditable cash payment of Seven Hundred Fifty Thousand US Dollars (US$750,000); provided that the foregoing statement shall not be construed as a limitation to any remedies available to AntriaBio for the breach by ActiveSite of its representations in Article 8 of this Agreement
4.2          Milestone Payments.
(a)          AntriaBio shall pay ActiveSite milestone payments (each a “Milestone Payment”) within fifteen (15) days of AntriaBio’s (or its Affiliate’s or sublicensee’s) first achievement of each of the following milestones with respect to each Licensed Product that contains a compound that is a new chemical entity for purposes of seeking Regulatory Approval to market such compound in the United States (each, a “Compound”) (all in U.S. dollars):
(i)          First Developed Indication:
(A)          Development Milestones

First IND (or non-U.S. equivalent) becomes effective	$1,000,000
First dosing in Phase 2 trial	$3,000,000
First dosing in Phase 3 or equivalent trial	$5,000,000

            (B)          Regulatory Milestones

Filing of first NDA	$2,500,000
Filing of first MAA	$2,500,000
Approval of (first to occur) NDA or MAA	$10,000,000
Approval of (second to occur) MAA or NDA	$5,000,000

(C)          Commercial Success Milestones
First attainment of $500M in annual aggregate Net Sales	$10,000,000

(ii)          Second Developed Indication not having occurred in (a):
Marketing approval in US	$5,000,000
Marketing approval in EU	$2,500,000
As used in Section 4.3(a), the term “Indication” means, with respect to a Licensed Product, a separate disease requiring a separate Regulatory Approval in order lawfully to promote such Licensed Product for the treatment, prevention or diagnosis of such disease.  Notwithstanding the foregoing, the following diseases shall be deemed separate Indications for purposes of Section 4.3(a): DME, hereditary or other angioedema, diabetic retinopothy, wet age-related macular degeneration and retinal vein occlusions.

(b)          Each listed milestone shall only be paid once for each Licensed Product containing a Compound. Should the development of a Compound be terminated for any Indication, no milestones for a Licensed Product containing a subsequent Compound shall be paid after the date of such termination until a Licensed Product containing such subsequent Compound achieves milestones that had not been paid for with respect to the terminated Compound.
4.3          Royalties.  AntriaBio shall also pay to ActiveSite running royalties on sales by AntriaBio, its Affiliates and by sublicensees of any Licensed Product (on a Licensed Product by Licensed Product and country-by-country basis) as follows:
(a)          AntriaBio will pay two percent (2%) royalties on Net Sales of such Licensed Product until the later of (i) the date on which there are no longer any Valid Claims that would be infringed by the importation, use, manufacture or sale of such Licensed Product in such country and (ii) the date that is ten (10) years after the date of the First Commercial Sale of such Licensed Product in such country, provided, however, that in the United States, for any such period during which there is no such Valid Claim described in clause (i), the royalty rate shall be reduced to one and three-quarter percent (1.75%), which rate reflects the value of the Licensed Know How; and
(b)          only one royalty payment is due on the importation, use, manufacture or sale of such Licensed Product irrespective of how many patents cover such Licensed Product or how many times the Licensed Product is imported, used or sold.  Sales between or among AntriaBio or its Affiliates shall be excluded from the computation of Net Sales, but the subsequent final sales to Third Parties by such Affiliates shall be included in the computation of Net Sales.
(c)          If a Licensed Product is manufactured, imported, used or sold in different countries, the country of first sale shall be used to determine the royalties due under this Section 4.3. No royalties are due until a Licensed Product is sold.
4.4          Sublicense Revenue. In addition to the foregoing running royalties, AntriaBio agrees to pay to ActiveSite twenty percent (20%) of all Sublicense Revenue; provided, however, that such payments shall be credited against amounts that become due under Section 4.2 after the date such Sublicense Revenue is received.  For example and without limitation, if AntriaBio receives Sublicense Revenue in the form of an upfront payment of $10 million, then AntriaBio will pay ActiveSite $2 million, which amount shall be credited against any future milestone payments that may become due under Section 4.2.
4.5          Royalty Term.  AntriaBio’s royalty obligations under Sections 4.3(a) and (b) shall commence on the First Commercial Sale of a Licensed Product and expire, on a Licensed Product by Licensed Product and country-by-country basis, as described above in Section 4.3(a). After the expiration of the royalty term in a particular country for a particular Licensed Product: (a) the licenses set forth in Section 3.1 in such country for such Licensed Product shall be deemed fully-paid up, perpetual and royalty-free;  and (b) such licenses in such country shall survive expiration or termination of this Agreement regardless of cause.
4.6          Royalty Payment Schedule.   Within forty-five (45) days after the end of each calendar quarter (ending on the last day of each March, June, September and December) during which a Licensed Product is sold by AntriaBio, its Affiliates or sublicensees or during which Sublicense Revenue is received by AntriaBio or its Affiliates, AntriaBio shall deliver to ActiveSite a detailed report, which shall include at least:
(a)          the net quantity sold, total sales, total to net deducts, and Net Sales of Licensed Product in the Field for which royalties are due hereunder that it and its Affiliates and sublicensees have sold in the prior calendar quarter;
(b)          the calculation in U.S. dollars, in accordance with Section 4.7, of royalty payments due hereunder with respect to such sales;
(c)          the total Sublicense Revenue paid in such calendar year and the nature of such payment (e.g., upfront, milestone, etc.); and

(d)          the total due to ActiveSite in accordance with this Agreement for such calendar quarter.
Simultaneously with the delivery of each such report, AntriaBio shall pay to ActiveSite the amount specified in Section 4.6(d).  Notwithstanding the foregoing, to the extent that Net Sales also include sublicensee Net Sales, AntriaBio shall have until ninety (90) days after the end of the applicable calendar quarter to provide ActiveSite with the information relating to such sublicensee Net Sales in the foregoing report and payment or to determine whether the sales milestones have been met and subsequently make payments therefor.
4.7          Currency of Payments.  All payments under this Agreement will be made in U.S. dollars by electronic funds transfer to such bank accounts as each Party may designate from time to time, or, if requested in writing by ActiveSite, by check.  When Licensed Products are sold, or AntriaBio is paid Sublicense Revenue in, monies other than U.S. dollars, the exchange rate shall be determined based on the average daily exchange rate calculated by averaging the closing daily rate between the applicable country and the U.S., as obtained from Bloomberg or equivalent successor (absent manifest error therein), on a monthly basis during the calendar year that AntriaBio records the sale for accounting purposes.
4.8          Books; Records.  During the Term and for three (3) years thereafter, AntriaBio shall keep and maintain at its respective regular place of business complete and accurate books, records and accounts in accordance with the U.S. Generally Accepted Accounting Principles, or other accounting standards mandated by the U.S. Securities and Exchange Commission, in sufficient detail to reflect all amounts required to be paid under this Agreement, as well as any other books, records or accounts required to be maintained in connection with the Licensed Products under any applicable Law.  Prior to destroying any books, records or accounts which are material to ActiveSite’s rights under this Agreement, AntriaBio must seek prior written consent from ActiveSite, which consent may not be unreasonably withheld.
4.9          Audits.  During the Term and for three (3) years thereafter, ActiveSite (including a firm of certified public accountants engaged for such purpose) shall have access to and the right to examine such relevant records and accounts that AntriaBio is required to maintain pursuant to Section 4.8 at its premises for the sole purpose of verifying the payments owing to ActiveSite hereunder; provided, however, that any such examination: (a) shall be at ActiveSite’s expense unless such audit determines that AntriaBio underpaid ActiveSite by five percent (5%) or more, in which case AntriaBio shall reimburse ActiveSite for all reasonable out-of-pocket costs incurred in connection with such audit; (b) shall be during normal business hours upon reasonable prior written notice which shall in no event be less than five (5) business days; and (c) shall not unreasonably interfere with AntriaBio’s operations and activities.  ActiveSite may not re-audit AntriaBio’s records once audited.  All information reviewed during any such examination shall be treated as Confidential Information of AntriaBio.  AntriaBio shall promptly pay ActiveSite any underpayment discovered in the course of such audit plus, if applicable, the reimbursable expenses for such audit in accordance with clause (a) above.
4.10         Withholding Taxes.  Notwithstanding anything to the contrary herein, in the event that withholding taxes apply with respect to any amounts due by AntriaBio hereunder, AntriaBio shall be entitled to withhold from any payment due to ActiveSite under this Agreement any taxes that AntriaBio is required to pay and such withholding shall decrease by an equivalent amount the payment due to ActiveSite.  AntriaBio shall provide ActiveSite with notification of any anticipated withholding requirements with as much advance notice as practicable and shall cooperate in good faith with ActiveSite to legally minimize such withholding taxes.  AntriaBio will timely pay to the proper governmental authority the amount of any taxes withheld and will provide ActiveSite with an official tax certificate or other evidence of tax obligation, together with proof of payment from the relevant governmental authority sufficient to enable ActiveSite to claim such payment of taxes.
4.11         Interest on Late Payments.  If AntriaBio fails to pay any undisputed payments according to this Agreement in full on or before the date such payment is due and payable, then interest on such amount shall accrue at a rate of interest of 2% above the average rate of the three months LIBOR as published in the Wall Street Journal, Eastern U.S. Edition, effective for the applicable days of the period of default.
5.          Development and Commercialization
5.1          Joint Steering Committee.  Within ten (10) business days after the Effective Date, the Parties shall establish a joint steering committee (the “JSC”) as more fully described in this Section 5.1.  Unless otherwise agreed in writing, the JSC shall remain in place until the completion of the final study report for the first human clinical trial in DME patients of a Licensed Product, at which point the JSC shall be dissolved.
(a)          Membership.  The JSC shall consist of two (2) representatives (or such other number of representatives as the Parties may agree) from each Party.  Each Party shall provide the other with a list of its initial members of the JSC as soon as possible (but no later than ten (10) days) following the Effective Date.  Each Party may replace any or all of its representatives on the JSC upon written notice to the other Party no more than twice in a consecutive twelve (12) month period.  Each representative of a Party shall be an employee of such Party and, in the case of AntriaBio, shall be the Chief Science Officer and the Vice President of Operations.
(b)          Meetings.  The JSC shall, during its existence, meet at least once each calendar quarter.  Such meetings may take place by phone or video conference, provided that at least one JSC meeting per calendar year shall take place in person at such reasonable location as the Parties may agree.  For the first JSC meeting, ActiveSite shall designate a Chairperson, who shall (i) prepare and send a draft agenda for the JSC meeting to all members and (ii) be responsible for preparing minutes and circulating such minutes to the other members of the JSC within thirty (30) days after such JSC meeting.  After such first JSC meeting, the role and responsibilities of Chairperson shall alternate between the Parties.
(c)          Responsibilities.  The JSC shall review and discuss efforts by AntriaBio, its Affiliates and sublicensees, to Develop the Licensed Products, including research plans, regulatory strategy, clinical trial design, and such other topics related to the Licensed Products as either Party may suggest.  The JSC shall have the authority to make decisions regarding the following activities:

(i)          research conducted under Section 3.2; and
(ii)          regulatory activities and clinical development until the completion of the final study report for the first human clinical trial in DME patients of a Licensed Product.
(d)          Decisions.  Each Party shall have one (1) vote.  The JSC shall strive to achieve consensus on the matters within its authority to decide.  If there is a disagreement regarding any such matter, then either Party may request that such matter be discussed between ActiveSite’s representatives and the CEO of AntriaBio, which discussion shall occur within ten (10) days of such request or on such later date as the Parties may agree in writing.  If such matter remains unresolved after such discussion, then AntriaBio shall have final decision-making authority.  Except for the matters expressly described in Section 5.1(c), the JSC shall not have any authority to determine how such efforts are performed, nor have any power to amend or modify, or waive compliance with, the terms of this Agreement.
5.2          Research & Development.
(a)          General.  AntriaBio will use Diligent Efforts, itself or through its Affiliates or sublicensees, to research, develop and obtain Regulatory Approval for at least one Licensed Product in the United States and one Major Market Country in the Field. AntriaBio will have sole responsibility for funding all research and development activities relating to the Licensed Products in the Field under this Agreement.  ActiveSite will participate in research and development activities via consulting, contractual or other reimbursable research and development activities as agreed to in writing by the Parties, including under the Consulting Agreement
(b)          Supply of Licensed Product for Research.  AntriaBio shall purchase from ActiveSite the quantities of Licensed Product, or components thereof, as set forth on Exhibit C (such items, the “Transferred Material”).  ActiveSite shall deliver Transferred Material EXW ActiveSite’s storage facility (Incoterms 2016).  AntriaBio shall pay ActiveSite the prices set forth on Exhibit C for such Transferred Material.  AntriaBio shall reimburse ActiveSite for all reasonable packaging and shipping costs.  AntriaBio shall pay ActiveSite all such amounts no later than [thirty (30)] days after delivery of the Transferred Material.  AntriaBio acknowledges that such Transferred Material has not been manufactured in accordance with current good manufacturing practices.  AntriaBio shall not use any Transferred Materials in humans.  SUCH TRANSFERRED MATERIAL SHALL BE PROVIDED “AS-IS”.  ACTIVESITE HEREBY DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SUCH TRANSFERRED MATERIAL, INCLUDING WITH RESPECT TO FITNESS FOR ITS INTENDED PURPOSE, MERCHANTABILITY OR NON-INFRINGEMENT OF INTELLECTUAL PROPERTY.
5.3          Regulatory.
(a)          AntriaBio shall have the responsibility but not the obligation, at its sole expense and with the reasonable assistance of ActiveSite, for all regulatory activities relating to the Licensed Product in the Field, including preparing, obtaining and maintaining Regulatory Approvals and authorizations.  AntriaBio shall determine, in its sole discretion, the content of all such submissions and of all correspondence with regulatory agencies relating to such Licensed Product in the Field.
(b)          The Regulatory Filing fees for the Licensed Product in the Field shall be borne solely by AntriaBio.
(c)          AntriaBio shall own all such Regulatory Filings and all Regulatory Approvals for the Licensed Products in the Field.
(d)          At ActiveSite’s request, summaries of all material correspondence with Regulatory Authorities will be made available to ActiveSite through the conclusion of the first Phase 1b or Phase 2a clinical trial of a Licensed Product in DME patients.
(e)          Each Party shall immediately notify the other Party of any information it receives regarding any threatened or pending action, inspection or communication by or from any Party, including, without limitation, a governmental authority which may affect the safety or efficacy claims of the Licensed Product in the Field or the continued marketing of the Licensed Product relating to the Field.
5.4          Commercialization. As between the Parties, AntriaBio will be solely responsible for the Commercialization of the Licensed Products. AntriaBio will use Diligent Efforts, itself or through its Affiliates or sublicensees, to sell Licensed Products.
6.          Intellectual Property
6.1          Prosecution.
(a)          AntriaBio at its expense shall have the right to prosecute and maintain the patents and patent applications in the Licensed Intellectual Property (including in the ActiveSite Improvements) using counsel of its choice, using Diligent Efforts to obtain and maintain patents covering Licensed Product(s) at least in the United States and the Major Market Countries.  ActiveSite shall have the right to review and comment in good faith with respect to each filing or other action before the U.S. Patent and Trademark Office and other offices with respect to the patents and patent applications in the Licensed Intellectual Property (including the ActiveSite Improvements).  AntriaBio shall promptly provide ActiveSite with copies of all relevant documentation, including drafts, so that ActiveSite may exercise such rights to review and comment, and to be informed and apprised of the continuing prosecution of the patents and patent applications in the Licensed Intellectual Property (including the ActiveSite Improvements).  Without limiting the foregoing, AntriaBio shall pay the patent expenses set forth on Exhibit D, or if ActiveSite pays such expenses and provides AntriaBio reasonable documentation of such payment, then AntriaBio shall reimburse ActiveSite for such expenses within thirty (30) days of receiving such documentation.
(b)          In the event that AntriaBio decides not to prosecute, or otherwise to abandon, a patent or application therefor relating to the Licensed Intellectual Property

(including the ActiveSite Improvements) in the United States or any Major Market Country, AntriaBio shall send ActiveSite written notice of said decision at least ninety (90) days in advance of any deadline to take any action required to preserve the right to obtain or maintain such patent rights.  ActiveSite shall thereupon have the option to take over the prosecution of the patent or application in the United States or such Major Market Country, as applicable, at its own expense.
(c)          “Patent Expenses” means the reasonable fees and expenses of outside counsel and payments to Third Parties incurred after the Effective Date, in connection with the preparation, filing, prosecution and maintenance of patent applications and patents included in the Licensed Intellectual Property (including the ActiveSite Improvements) that cover the Licensed Products in the Field.  AntriaBio shall be responsible for all Patent Expenses for prosecution as set forth in Section 6.1(a) after the Effective Date, subject to Section 6.1(b).
6.2          Enforcement.
(a)          If either Party learns of the actual, suspected, threatened or likely infringement or misappropriation of any of the Licensed Intellectual Property (including the ActiveSite Improvements), then that Party shall give written notice thereof to the other Party and shall provide the other Party with any evidence of such infringement or misappropriation in its possession.
(b)          AntriaBio may, but shall be under no obligation to, unilaterally take, at its expense, any court or administrative action to enforce any suspected or actual infringement or other unauthorized use of the Licensed Intellectual Property (including the ActiveSite Improvements) in the Field.  If AntriaBio takes such enforcement action, ActiveSite may elect to join as a party in that action at ActiveSite’s expense, provided that if AntriaBio does not have standing without ActiveSite joining the action, ActiveSite shall join the action at AntriaBio’s expense and hereby consents to the exercise of personal jurisdiction by the relevant courts.
(c)          If AntriaBio fails to commence enforcement of a court or administrative action within ninety (90) days following the earlier of: (i) AntriaBio becoming aware of such matter at the level of the Chief Executive Officer or the direct reports to the Chief Executive Officer of AntriaBio; or (ii) written request by ActiveSite for AntriaBio to do so, then ActiveSite may, but shall be under no obligation to, in its own name, and at its own expense, commence any court or administrative enforcement action ActiveSite deems necessary.  Notwithstanding the foregoing sentence, if there is a deadline to take that court or administrative action, then, at least one (1) week prior to such filing deadline, AntriaBio shall either commence such enforcement action or give written notice to ActiveSite that it has declined to do so.  If ActiveSite commences such enforcement action and ActiveSite requests AntriaBio to join as a party to that action, AntriaBio shall join as a party to that action at ActiveSite’s expense and hereby consents to the exercise of personal jurisdiction by the relevant courts.
(d)          If AntriaBio commences any such enforcement action, AntriaBio shall have the exclusive right to employ counsel of its own selection and to direct and control the litigation or any settlement thereof; provided, however, that AntriaBio shall not, without obtaining ActiveSite’s prior written consent, settle any such actions in any way that would limit ActiveSite’s rights in the Licensed Intellectual Property (including the ActiveSite Improvements).  To the extent AntriaBio is paid any settlement amount or awarded damages, costs or expenses, AntriaBio may first apply such settlement or award to reimburse itself for all reasonable costs and expenses it incurred in enforcing the action.  Any amount remaining after this reimbursement shall be shared by the Parties with seventy-five percent (75%) being retained by AntriaBio and twenty-five percent (25%) being paid to ActiveSite within thirty (30) days of receipt by AntriaBio.
(e)          If ActiveSite commences any such enforcement action, ActiveSite shall have the exclusive right to employ counsel of its own selection and to direct and control the litigation or any settlement thereof; provided, however, that ActiveSite shall not, without obtaining AntriaBio’s prior written consent, settle any such actions in any way that would limit AntriaBio’s rights hereunder.  To the extent ActiveSite is paid any settlement amount or awarded damages, costs or expenses, ActiveSite may first apply such settlement or award to reimburse itself for all reasonable costs and expenses it incurred in enforcing the action.  Any amount remaining after this reimbursement shall be shared by the Parties with seventy-five percent (75%) being retained by ActiveSite and twenty-five percent (25%) being paid to AntriaBio within thirty (30) days of receipt by ActiveSite.
(f)          In any suit or dispute involving any Third Party infringer, the Parties shall cooperate fully, and upon the request of the enforcing Party, the non-enforcing Party shall make available to the enforcing Party all relevant records, papers, information, samples, specimens, and the like which may be relevant and in its possession.
7.            Confidential Information
7.1          Confidentiality Obligations.
(a)          Both ActiveSite and AntriaBio acknowledge that, in furtherance of this Agreement, they have and will receive from the other Party certain Confidential Information.
(b)          All proprietary or confidential materials and information, whether oral or in writing, exchanged by the Parties or their Affiliates in furtherance of this Agreement shall be considered confidential information of the disclosing Party or its Affiliates, including testing protocols, research, formulations, business methods and practices, information about the expertise of employees or consultants, other technical, business, financial, customer and product development plans, training materials and methods of training the sales force, identity and location of customers, supplier information, forecasts, strategies and similar information, prospective customers and suppliers, financial information, inventions, processes, Know How, methods, products, patent applications, specifications, drawings, sketches, models, samples, designs, ideas, technical information, and all other confidential business information and trade secrets (“Confidential Information”).  This Agreement shall supersede the Mutual Confidentiality Agreement between ActiveSite and AntriaBio and all confidential information disclosed by a Party to the other Party thereunder shall be deemed Confidential Information of the disclosing Party under this Agreement.
(c)          Notwithstanding the foregoing, “Confidential Information” shall not include any information which was:  (i) in the public domain at the time of disclosure; (ii) in the possession of the receiving Party at the time of disclosure to it whether prior to or during the Term of this Agreement, and not as a result of disclosure by or on behalf of the other Party, as evidenced by written records; (iii) received by the receiving Party from a Third Party who had a lawful right to disclose such information to it; or (iv) independently developed by the receiving Party without reference to Confidential Information of the other Party or its Affiliates, as evidenced by the receiving Party.
(d)          Each Party for itself and its Affiliates agrees:  (i) to use Confidential Information disclosed by the disclosing Party or its Affiliates only for the purposes described herein; and (ii) to hold in confidence and protect such Confidential Information from dissemination to, and use by, any Third Party except as may be permitted in this Agreement.
(e)          Neither Party shall, and each Party shall cause its Affiliates not to, without the prior written consent of the disclosing Party, in any manner whatsoever, disclose or communicate any Confidential Information received from the disclosing Party or its Affiliates to any employee, officer or director, subcontractor, agents, advisor, and/or consultants of the receiving Party or its Affiliates or to any other Third Party, except for those who need to know such information solely for the purpose of this Agreement and who have been advised of and have agreed to treat such information in accordance with the terms of this Agreement.  Each Party is responsible for any breach of this Section 7 by those to whom such Party or its Affiliates disclose the other Party’s or its Affiliates’ Confidential Information.
7.2          Disclosure Required by Law.  Nothing in this Agreement shall be construed as preventing or in any way inhibiting either Party or its Affiliates from disclosing Confidential Information of the other Party or its Affiliates or taking any other actions necessary, in each such case solely to the extent required to comply with applicable Laws.  In the event a Party or its Affiliates shall deem it reasonably necessary to disclose Confidential Information belonging to the disclosing Party or its Affiliates under this Section 7.2, such Party or its Affiliates shall (a) to the extent possible give reasonable advance notice of such disclosure to the disclosing Party or its Affiliates in order that the disclosing Party or its Affiliates may seek an appropriate protective order, and barring such protective order, that a copy of such legally compelled disclosure or announcement is delivered to the disclosing Party or its Affiliates prior to dissemination, and (b) consider in good faith the disclosing Party’s or its Affiliates’ objections to such disclosure, including suggestions to redact Confidential Information, and take reasonable measures to seek confidential treatment of such information at the disclosing Party’s expense.
7.3          Equitable Relief.  Each Party and its Affiliates acknowledges that a breach of this Section 7 cannot reasonably or adequately be compensated in damages in an action at law and that such a breach shall cause the other Party irreparable injury and damage.  By reason thereof, each Party and its Affiliates agree that the other Party shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of the obligations relating to Confidential Information set forth herein by the other Party.  Each Party and its Affiliates agree that the existence of any claim, demand, or cause of action of it against the other Party, whether predicated upon this Agreement, or otherwise, shall not constitute a defense to the enforcement by the other Party, or its successors or assigns, of the obligations relating to Confidential Information set forth herein.
7.4          Publications.  If either Party wishes to make a submission for publication of any manuscript or abstract, or to make any presentation or disclosure to any third party, including any group that may include individuals that are not employees of such Party, in each case that describes any Licensed Intellectual Property or research conducted under this Agreement and that is not a legally required disclosure in accordance with Section 7.2, then the Party wishing to make such submission, presentation or disclosure (“Disclosing Party”) shall provide a draft to the other Party at least forty-five (45) days before such proposed submission, presentation or disclosure, and shall identify as authors all appropriate individuals as scientifically appropriate and in accordance with customary practice for scientific publications.  The Disclosing Party shall consider in good faith all reasonable and timely comments of the other Party.  All such submissions, presentations and disclosures are subject to Section 7.1 with respect to Confidential Information of the other Party.
7.5          Publicity.
(a)          Confidentiality of Agreement.  Neither Party shall disclose this Agreement, nor any of its terms or conditions, to any Third Party except: (a) to such Party’s legal, tax and financial advisors; (b) to potential acquirers or investors who have entered into customary written confidentiality agreements; and (c) as required by applicable law or regulation.  If a Party is required by law to disclose this Agreement or any of its terms, then such Party shall prepare a draft confidential treatment request and proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no more than seven (7) days after receipt of such confidential treatment request and proposed redactions) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines proscribed by applicable law.  The Party required by law or regulation to make such disclosure shall use reasonable efforts to obtain confidential treatment as reasonably requested by the other Party.
(b)          Press Release.  At a time to be mutually agreed in writing (such agreement not to be unreasonably withheld), each Party (or both Parties jointly) may issue a press release relating to the terms and conditions of this Agreement in the form attached as Exhibit E.
8.             Representations, Warranties and Covenants
8.1          Both Parties.  Each of the Parties provides the following representations, warranties and covenants during the Term of this Agreement:

(a)          Each Party hereby represents, warrants and covenants to the other Party that: (i) it has all requisite right, power and authority to enter into this Agreement on behalf of itself and its Affiliates and to perform its and their respective obligations hereunder; (ii) the execution, delivery and performance by such Party of this Agreement has been duly authorized and approved by all necessary action by such Party; and (iii) assuming due authorization, execution and delivery by the other Party, this Agreement constitutes the legal, valid and binding obligations of such Party, enforceable against such Party in accordance with its respective terms.
(b) Each Party represents, warrants and covenants to the other Party that the execution and delivery of this Agreement and the performance of such Party’s and its Affiliates’ obligations hereunder:  (i) do not conflict with or violate any requirement of applicable Law as of the Effective Date; (ii) do not, and will not, conflict with or otherwise interfere with in such a manner as to result in a violation, breach, or default under or require any consent that has not been obtained under any contract between such Party or any of its Affiliates and any Third Party; and (iii) there are no, and shall be no, liens, conveyances, mortgages, assignments, encumbrances, or other contracts that would prevent or impair such Party’s or any of its Affiliates’ full and complete exercise of the terms and conditions of this Agreement.
(c)          Each Party hereby represents, warrants and covenants to the other Party that it and its Affiliates shall at all times comply with all applicable Laws relating or pertaining to their obligations under this Agreement.
8.2          Ownership/Right to License; Non-Infringement; Validity.  ActiveSite represents, warrants and covenants that:
(a)          (i) as of the Effective Date, it is the sole and exclusive owner of all right, title and interest, in, to and under the Licensed Intellectual Property, except with respect to the Licensed Patent(s) identified on Exhibit A as being jointly owned by ActiveSite and a Third Party (“Jointly Owned Licensed Patents”), with respect to which AntriaBio acknowledges that ActiveSite is exclusively licensing only its interest in such jointly owned Licensed Patent(s) and not the interests of such Third Party joint owner; and (ii) it is the sole and exclusive owner of all right, title and interest, in, to and under the ActiveSite Improvements; in each case free and clear of any security interests, claims, encumbrances or charges of any kind except for rights held by the United States Government under the Bayh-Dole Act, 35 United States Code, sections 200-212;
(b)          it has sufficient rights to grant the licenses and rights granted herein, free and clear of any security interests, claims, encumbrances or charges of any kind except for rights held by the United States Government under the Bayh-Dole Act, 35 United States Code, sections 200-212;
(c)          it has not assigned and/or granted licenses, nor shall it assign and/or grant licenses, to the Licensed Intellectual Property and ActiveSite Improvements to any Third Party that would restrict or impair the rights granted hereunder, and it has not granted to anyone any rights that cover any Licensed Product in the Field other than rights that have terminated before the Effective Date;

(d)          (i) the Licensed Patents are, to ActiveSite’s knowledge as of the Effective Date, valid and enforceable; (ii) to ActiveSite’s knowledge as of the Effective Date, there is no reason why the claims that may issue from the patent applications in the Licensed Patents would not be valid and enforceable; (iii) as of the Effective Date, ActiveSite is not aware that any Third Party has asserted that any Licensed Intellectual Property is invalid or not enforceable; and (iv) ActiveSite has obtained assignment of the Licensed Patents from the inventors named therein (except, with respect to the Jointly Owned Licensed Patents, from the inventors who are associated with the Third Party joint owner), and all such assignments of inventorship rights are valid and enforceable.  As of the Effective Date, all applications, registrations, maintenance and renewal fees that have become due in respect of the Licensed Patents have been paid and all documents and certificates required to be filed with the relevant agencies for the purpose of maintaining the Licensed Patents have been filed.  To ActiveSite’s knowledge as of the Effective Date, all inventors who should have been listed in the Licensed Patents as inventors have been listed in the Licensed Patents as inventors.  AntriaBio acknowledges that the Licensed Intellectual Property was developed with funding from the government of the United States such that the United States government has certain rights under 35 U.S.C. sections 200 -2012, including “march-in rights” to use the Licensed Intellectual Property;
(e)          to ActiveSite’s knowledge as of the Effective Date, no Third Party has infringed the Licensed Intellectual Property; and
(f)          it has provided to AntriaBio certain patent searches, and right-to-use analysis performed by ActiveSite before the Effective Date and pertaining to the Licensed Patents.
8.3          All Rights Granted.   ActiveSite represents, warrants and covenants that: (a) it shall not invoke any dominant patent or patent application (i.e., dominant with respect to the Licensed Patents) owned or controlled by ActiveSite or its Affiliates to in any way restrict the rights and/or licenses granted to AntriaBio under this Agreement; and (b) the Licensed Intellectual Property constitutes all of the intellectual property rights owned or controlled by ActiveSite that are necessary to Develop, make, have made, Commercialize, use, market, sell, offer for sale, have sold, import, export and otherwise exploit the Licensed Products in the Field.
8.4          No Law Suits.  ActiveSite represents, warrants and covenants that, as of the Effective Date, there is no legal, administrative, arbitration, or other proceeding, suit, claim or action of any nature, judgment, decree, decision, injunction, writ or order pending or, to the knowledge of ActiveSite’s senior management, threatened by, against or involving ActiveSite, the Licensed Intellectual Property, or this Agreement, whether at law or in equity, before or by any Person.  ActiveSite shall provide notice of any of the foregoing to the extent they involve the Licensed Product, the Licensed Intellectual Property, ActiveSite Improvements or this Agreement.  AntriaBio represents, warrants and covenants that, as of the Effective Date, there is no legal, administrative, arbitration, or other proceeding, suit, claim or action of any nature, judgment, decree, decision, injunction, writ or order pending or, to the knowledge of AntriaBio’s senior management, threatened by, against or involving this Agreement, whether at law or in equity, before or by any Person.  AntriaBio shall provide notice of any of the foregoing to the extent they involve this Agreement.

8.5          Confidentiality.  ActiveSite represents, warrants and covenants as of the Effective Date that all Licensed Intellectual Property which has not been patented has been kept confidential, except for public disclosures customarily made in the industry, and except for disclosures to employees, consultants, agents and contractors of ActiveSite and its Affiliates, and to other Third Parties to whom ActiveSite has disclosed such Licensed Intellectual Property, in each case who have executed, and are subject to, confidential and proprietary information agreements that protect and limit the use and disclosure of the Licensed Intellectual Property in a manner comparable to the confidentiality and non-use provisions contained in Section 7.
8.6          Inaccuracies.  Without limiting either Party’s rights and remedies at law, in equity or under this Agreement, if, at any point in time (not just at the times when the warranties are deemed granted), either Party becomes aware of any inaccuracies in the foregoing warranties and representations, such Party shall promptly notify the other Party of such inaccuracies, with a detailed written explanation.
8.7          DISCLAIMER OF ALL OTHER WARRANTIES.  THE WARRANTIES SET FORTH IN THIS AGREEMENT ARE THE PARTIES’ ONLY WARRANTIES WITH RESPECT HERETO AND ARE MADE EXPRESSLY IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WHICH ARE HEREBY DISCLAIMED, INCLUDING ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY.
9.            Indemnification; Limitations on Liability; Insurance Requirements
9.1          Indemnification By ActiveSite.  Except to the extent of any Losses covered by Section 9.2, ActiveSite agrees to defend, indemnify and hold harmless AntriaBio, its Affiliates, and their respective directors, officers, employees, and agents (“AntriaBio Indemnitees”) from and against any and all Losses arising out of a Claim by a Third Party against any AntriaBio Indemnitee arising out of, resulting from or relating to: (a) any breach or alleged breach of a representation or warranty made by ActiveSite in this Agreement; (b) any breach or alleged breach of any covenant of, or obligation required to be performed by, ActiveSite contained in this Agreement; (c) any allegation regarding the negligence or willful misconduct of anyone in the ActiveSite Group in connection with ActiveSite’s obligations under this Agreement; or (d) any violation by ActiveSite of any Regulatory Approval involving any Licensed Product.
9.2          Indemnification By AntriaBio.  Except to the extent of any Losses covered by Section 9.1, AntriaBio agrees to defend, indemnify and hold harmless ActiveSite, its Affiliates, and their respective directors, officers, employees, and agents (“ActiveSite Indemnitees”)  from and against any and all Losses arising out of a Claim by a Third Party against any ActiveSite Indemnitees arising out of, resulting from or relating to: (a) any breach or alleged breach of a warranty made by AntriaBio in this Agreement; (b) the negligence or willful misconduct of any of the AntriaBio Group in connection with AntriaBio’s obligations this Agreement; (c) the violation by AntriaBio of any Regulatory Approval involving any Licensed Product; or (d) the manufacture, use, importation, sale or offer for sale of any Licensed Product by or on behalf of AntriaBio, its Affiliates or sublicensees, including such Claims based on product liability or the infringement or misappropriation of any intellectual property rights of any Third Party.

9.3          Procedure.  A party entitled to be indemnified under Sections 9.1 or 9.2 (the “Indemnified Party”) shall promptly notify the other Party liable for such indemnification (the “Indemnifying Party”) in writing of any Claim which the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement.  Failure to promptly notify the Indemnifying Party of any such claim shall not relieve the Indemnifying Party of any such duty to so indemnify except to the extent that the Indemnifying Party can demonstrate actual loss and prejudice as a result of such failure.  The Indemnifying Party shall have the right, but not the obligation, to control the defense of the Indemnified Party against any such Third Party Claim, utilizing counsel chosen in the Indemnifying Party’s sole discretion; provided, however, that the Indemnified Party may participate in any such defense, at its own expense, by separate counsel of its choice; provided further, that any such participation shall not limit the Indemnifying Party’s right to control such defense.  Notwithstanding the foregoing, the Indemnifying Party: (a) shall not be entitled to have sole control over any Third Party Claim that seeks an order, injunction or other equitable relief against any Indemnified Party; and (b) shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any Third Party Claim or entering into any settlement, adjustment or compromise of such Claim involving injunctive or similar equitable relief being asserted against any Indemnified Party.  The Indemnified Party shall cooperate with the Indemnifying Party in the provision of any such defense by providing to the Indemnifying Party all such information, assistance and authority as may reasonably be requested by the Indemnifying Party at the Indemnifying Party’s expense.
9.4          Remedies.
(a)          Without limiting ActiveSite’s other obligations set forth herein, in the event that the practice of the inventions claimed in the Licensed Patents or the use of the Licensed Know How in accordance with this Agreement is alleged to violate, infringe upon or misappropriate the Intellectual Property Rights of any Third Party, AntriaBio shall have the first right to, upon written notice to ActiveSite, obtain a license from such Third Party under reasonable terms and to deduct fifty percent (50%) of all amounts due thereunder from amounts due hereunder after the date such license is obtained, up to a maximum deduction of fifty percent (50%) of any payments otherwise due to ActiveSite.  For clarity, in no event shall any milestone payment or royalty payment, or payment of Sublicense Revenue, be reduced by more than one-half (1/2) of the amount otherwise due.
(b)          AntriaBio may use any royalties and milestones due hereunder to offset any and all Losses paid or payable by AntriaBio as a result of any Claim for which ActiveSite is liable under Section 9.1(a).
9.5          LIMITATIONS ON LIABILITY.  EXCEPT FOR BREACH BY EITHER PARTY OF SECTION 7, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, EXEMPLARY, OR CONSEQUENTIAL DAMAGES ARISING FROM OR RELATING TO THIS AGREEMENT, WHETHER THE BASIS OF THE LIABILITY IS BREACH OF CONTRACT, TORT, STATUTE, OR ANY OTHER LEGAL THEORY, AND WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT.  THE FOREGOING EXCLUSIONS OF DAMAGES ARE NOT INTENDED TO LIMIT

THE INDEMNIFICATION OBLIGATIONS HEREUNDER TO THE EXTENT THAT THE THIRD PARTY (OTHER THAN ANY AFFILIATE OF THE INDEMNIFIED PARTY) CLAIMS COVERED BY SUCH OBLIGATIONS INCLUDE THE TYPE OF DAMAGES THAT ARE EXCLUDED HEREUNDER.
10.           Term and Termination
10.1          Term.  This Agreement shall expire at the end of AntriaBio’s royalty obligations to ActiveSite, as set out in Section 4 (“Term”); provided, however, that expiration of this Term shall not limit AntriaBio’s rights stated in Section 4.5 and the terms set forth in Section 10.5.
10.2          Termination at Will.  AntriaBio may terminate this Agreement at will by providing ActiveSite with thirty (30) days prior written notice. On any such termination, AntriaBio shall pay all outstanding and incurred study obligations costs for any ongoing study and shall wind-down such study in a manner that complies with all ethical and legal obligations to the study subjects.
10.3          Material Breach.
(a)          In the event that ActiveSite materially breaches this Agreement, and fails to cure such breach within sixty (60) days of receipt of written notice thereof specifying the breach in detail from AntriaBio, unless such breach cannot be cured within the sixty (60) day period, in which case ActiveSite shall have undertaken good faith efforts to cure such breach within such sixty (60) day period and diligently prosecuted such cure to prompt completion, then AntriaBio shall have the right to terminate this Agreement with written notice to ActiveSite. This Section shall not limit AntriaBio’s right to terminate under Section 10.2.
(b)          In the event that AntriaBio materially breaches this Agreement, and fails to cure such breach within sixty (60) days of receipt of written notice thereof specifying the breach in detail from ActiveSite, unless such breach cannot be cured within the sixty (60) day period, in which case AntriaBio shall have undertaken good faith efforts to cure such breach within such sixty (60) day period and diligently prosecuted such cure to prompt completion, then ActiveSite shall have the right to terminate this Agreement with written notice to AntriaBio. If during the sixty (60) day cure period AntriaBio disputes in good faith the existence of the breach alleged in the written notice or that the breach is a material breach, the dispute will be promptly submitted to upper management of both Parties for attempted resolution.  In such event, the cure period shall be tolled from the date of such notice of dispute. If such attempted resolution is unsuccessful within sixty (60) days, then either Party may initiate litigation in accordance with Section 11.4; provided, however, that, this Agreement shall not be terminated by reason of the asserted breach until it has been finally determined pursuant to Section 11.4 that this Agreement was breached and AntriaBio failed to timely cure such breach.
(c)          The rights granted under this Agreement will continue in full force and effect during any cure period specified in this Section and during any applicable tolling period. Any termination by a party under this Section shall be without prejudice to any damages or other legal or equitable remedies to which it may be entitled from the other Party.
10.4          Patent Challenge.  If AntriaBio commences an action in which it challenges the validity, enforceability or scope of any of the Licensed Patents (a “Challenge Proceeding”), then, if termination is permitted under applicable Law, ActiveSite shall be entitled to terminate this Agreement upon 20 days’ prior written notice to AntriaBio.
10.5          Effect of Expiration and Fully Paid Up Licenses. Upon any expiration of this Agreement and for each fully paid license under Section 4.4, the following terms relating to the ongoing use of the fully paid up licenses under Section 4.4 shall continue: Sections 2, 3.1 through 3.5,  4.4, 4.7, 4.8, 5.3(c), 6.2, 7, 8, 9, 10.5, and 11.
10.6          Effect of Termination.
(a)          Upon any termination of this Agreement (without limiting the terms of Section 10.5 with respect to any fully paid up licenses which shall remain in effect):
(i)          the following provisions shall survive: Sections 2, 4.7, 4.8, 5.3(c), 7, 9, 10.6 and 11;
(ii)          unless otherwise agreed in writing by the Parties, each Party shall promptly deliver to the other Party or destroy (at the other Party’s sole discretion) all Confidential Information of the other Party, subject to retention of a copy of such Confidential Information for legal archival purposes only and/or as may be required by Law;
(iii)          termination of this Agreement shall not release either Party from the obligation to make payment of all amounts then due and payable;
(iv)          except as set forth in Section 4.5 (and Section 10.5 in relation thereto), AntriaBio’s license rights hereunder shall terminate;
(v)          AntriaBio shall assign, and hereby assigns, to ActiveSite each of AntriaBio’s Regulatory Approvals with respect to the Licensed Products, and AntriaBio shall timely submit notices thereof to the applicable Regulatory Authorities and cooperate with ActiveSite’s reasonable requests in connection with an orderly transfer of such Regulatory Approvals in a manner that will minimize disruption to clinical development or commercial availability of the Licensed Products; and
(vi)          if AntriaBio terminates this Agreement, AntriaBio shall be permitted to sell any inventory of the Licensed Product in its (or its Affiliates’ or sublicensees’) possession or in production at the time of termination and the licenses shall continue on a non-exclusive basis until all such units have been sold, provided AntriaBio continues to pay the applicable royalty, and, if applicable, sales milestones, on resulting applicable Net Sales and Sublicense Revenue.

(b)          on termination of this Agreement by AntriaBio without cause under Section 10.2 or by ActiveSite for cause under Section 10.3 or 10.4:
(i)          AntriaBio hereby grants ActiveSite an exclusive (even as to AntriaBio), royalty-free, fully paid-up, perpetual, irrevocable, worldwide license, with the right to grant sublicenses, under the AntriaBio Improvements and AntriaBio’s rights, title and interest in, to and under the Joint Improvements, to make, have made, use, sell, offer for sale and import any compound or product that would, during the Term, have been a Licensed Product;
(ii)          AntriaBio shall facilitate the transfer to ActiveSite of any clinical trial, contract manufacturer or service agreements; and
(iii)          AntriaBio shall negotiate in good faith the grant of a license to ActiveSite on commercially reasonable terms for all patents, know-how, data, and materials owned or licensed by AntriaBio, or developed or acquired in the collaboration that are required to develop and commercialize Licensed Products in the Field.
11.          Miscellaneous
11.1         No Agency. The Parties are independent contractors and not partners, joint venturers or otherwise affiliated, and neither Party has the right or authority to bind the other Party in any way. Neither Party hereto is an agent or legal representative of the other Party for any purpose. Neither Party shall enter into any contracts in the name of, or on behalf of the other Party, nor will either Party be entitled to pledge the credit of the other Party in any way or hold itself out as having authority to do so.
11.2         Force Majeure. Except for the obligation to pay monies due and owing and restrictions on use of intellectual property or proprietary rights, the Parties to this Agreement shall be excused from any performance required hereunder if such performance is rendered impossible or unfeasible due to any catastrophes or other major events beyond their reasonable control, including without limitation, war, terrorist attacks, riot, and insurrection; laws, proclamations, edicts, ordinances, or regulations; strikes, lock-outs, or other serious labor disputes; and floods, fires, explosions, or other natural disasters. When such events have abated, the Parties’ respective obligations hereunder shall resume, and the obligations and rights of the defaulting party shall be extended for a period equal to the period during which such event prevented such party’s performance.
11.3         Choice of Law. This Agreement shall be construed under the laws of the State of Delaware, without regard to its conflict of laws rules.
11.4         Disputes.  Subject to Section 7.3 and the rights set forth in Section10.3(b), the courts of the State of California shall have exclusive jurisdiction over any action brought to enforce this Agreement, and each of the Parties hereto irrevocably (a) submits to such exclusive jurisdiction for such purpose; (b) waives any objection which it may have at any time to the laying of venue of any proceedings brought in such courts; (c) waives any claim that such proceedings have been brought in an inconvenient forum; and (d) further waives the right to object with respect to such proceedings that any such court does not have jurisdiction over such Party. Notwithstanding the foregoing, application may be made to any court of competent jurisdiction with respect to the enforcement of any judgment or award, or the pursuit of injunctive or other equitable relief to prevent the unauthorized use or disclosure of proprietary materials or information or prevent the infringement or misappropriation of a party’s Intellectual Property Rights.
11.5         Notices. All communications and notices to a Party hereunder shall be in writing and shall be deemed to have been duly given if delivered personally to such Party or sent to such Party by email transmission (reader receipt requested) or by registered or certified mail, postage prepaid, to the addresses set forth above or email address below (or to such other address as the addressee may have specified in notice duly given to the sender as provided herein):
If to AntriaBio:
Attention: CEO
1450 Infinite Drive
Louisville, CO 80027
If to ActiveSite:
Attention: CEO
187 Magellan Avenue
San Francisco, CA 94116
Such notice, request, demand, waiver, consent, approval or other communications will be deemed to have been given as of the date so effectively delivered or sent by email, or five days after so mailed.
11.6         Severability. In the event that any provision of this Agreement shall be found in any jurisdiction to be in violation of public policy or illegal or unenforceable in law or equity, such finding shall in no event invalidate any other provision of this Agreement in that jurisdiction, and this Agreement shall be deemed amended to the minimum extent required to comply with the law of such jurisdiction.
11.7         Entire Agreement; Amendment. This Agreement (including Exhibit A) states the entire agreement reached between the Parties hereto with respect to the transactions contemplated hereby and supersedes all previous and contemporaneous agreements by and between the Parties, as well as all proposals, oral or written, and all negotiations, conversations or discussions heretofore had between the Parties related to this Agreement. This Agreement may not be amended or modified except by mutual written agreement.
11.8         No Waiver. The failure of a Party to enforce at any time, or for any period of time, any provision of this Agreement shall not be construed as a waiver of such provision or of the right of such Party thereafter to enforce each and every provision. Any waiver by a Party of any of its rights under this Agreement shall be in writing signed by such Party.
11.9         Assignment. Neither party shall assign this Agreement nor any of its respective rights or obligations hereunder without the prior written consent of the other party, which consent will not be unreasonably withheld, except that either Party may assign this Agreement as part of a merger, consolidation or sale of all or substantially all of the stock or assets of such Party, or sale of their business or the business relating to activities under this Agreement, (“Change of Control”), without the other Party’s consent.  In the event of a Change of Control of AntriaBio, the acquirer must (a) comply with all of AntriaBio’s obligations under this Agreement; (b) within six (6) months of the effective date of such Change of Control, provide ActiveSite a detailed 12-month development and commercialization plan covering each Licensed Product in development on the date such Change of Control occurred; and (c) make appropriate senior management available to meet with ActiveSite representatives to discuss the future Development and Commercialization efforts hereunder. Any prohibited assignment shall be null and void. This Agreement shall inure to the benefit of successors and permitted assigns.
11.10       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or .PDF transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or .PDF shall be deemed to be their original signatures for all purposes.
11.11       Rules of Construction. The following rules shall govern the interpretation and construction of this Agreement:
(a)          All headings for articles and sections are for convenience only and shall not limit, alter, or otherwise affect the construction or interpretation of this Agreement.
(b)          Each Party hereto has had the opportunity to seek advice of counsel regarding the drafting and negotiation of this Agreement. Any rule of construction disfavoring the drafting Party shall not apply in the construction of any provision of this Agreement.
(c)          Words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a section or paragraph in which such words appear, unless the context otherwise requires. The singular shall include the plural, unless the context otherwise requires. The words “include,” “includes” or “including” herein shall be deemed in each instance to be followed by the words “without limitation.”
11.12       No Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and benefit of the Parties hereto, and no other person or entity shall have any right of action hereon, right to claim any right or benefit from the terms contained herein, or deemed a third party beneficiary hereunder, except to the extent they are indemnified parties hereunder.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the Effective Date.
ActiveSite Pharmaceuticals, Inc.,	AntriaBio, Inc.

By: /s/ Sukanto Sinha Name: Sukanto Sinha Title: CEO	By: /s/ Nevan Elam Name: Nevan Elam Title: CEO